SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

BRF S.A.
(Name of Issuer)

Common shares, no par value per share, including in the form of American Depositary Shares
(Title of Class of Securities)

10552T1071
(CUSIP Number)

Abílio dos Santos Diniz
Avenida Brigadeiro Faria Lima 2277, 22nd floor
01452-000 São Paulo, SP Brazil
(55 11) 3702 5170
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 19, 2018
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

1	CUSIP number is for the American Depositary Shares (ADSs) of BRF S.A., each representing one common share.

CUSIP No. 10552T107

1.	NAMES OF REPORTING PERSONS Abílio dos Santos Diniz
2.	(A) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS): AF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Brazil
Number of Shares of Beneficially Owned By Each Reporting Person With	7.	SOLE VOTING POWER 31,880,431
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 31,880,431
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 31,880,431
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.93%[2]
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

2	The percentages used herein are calculated based upon 811,139,545 Common Shares outstanding as of December 31, 2017, as reported in the Form 6-K filed by the Issuer on February 23, 2018.

Item 1. Security and Issuer
This Schedule 13D (the "Schedule 13D") relates to the common shares, no par value per share ("Common Shares"), including in the form of American Depositary Shares, (the "ADSs"), of BRF S.A. (the "Issuer"), a sociedade por ações incorporated under laws of the Federative Republic of Brazil ("Brazil"). The address of the principal executive offices of the Issuer is R. Hungria 1400, 5th Floor, Jd. América, 01455000, São Paulo, SP, Brazil.
Item 2. Identity and Background
This Schedule 13D is being filed by Abílio dos Santos Diniz, who is also referred to herein as the "Reporting Person." The Reporting Person is a Brazilian citizen, with a principal place of business at Avenida Brigadeiro Faria Lima 2277, 22nd floor, 01452-000, São Paulo, SP, Brazil.
The principal occupation of the Reporting Person is being president of the Board at Península Capital Participações SA and other companies that belong to Peninsula Group of Companies, the investment firm that belongs to his family.
During the past five years, the Reporting Person has not been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration
The aggregate purchase price of the 31,880,431 Common Shares which may be deemed beneficially owned by the Reporting Person was R$1.402.124.161,76.3  The Reporting Person received 100 Common Shares through a donation.  The source of funding for the purchase of 31,880,431 Common Shares was the capital of Fundo de Investimento em Ações Santa Rita, Fundo De Investimento Em Ações Aspen – Investimento No Exterior, and O3 Hedge Fundo De Investimento Multimercado Crédito Privado – Investimento No Exterior, entities affiliated with the Reporting Person.
Item 4. Purpose of Transaction
The Reporting Person has acquired Common Shares beginning in 2012, through one or more entities directly or indirectly controlled by him.

On April 19, 2018, the Reporting Person entered into a Voting Agreement (as defined below) with other shareholders with respect to matters to be voted on at the Issuer's Ordinary and Extraordinary General Shareholders' Meeting convened for April 26, 2018 (the "AGOE").  Such matters to be voted on at the AGOE include voting on the composition of the Issuer's Board of Directors (the "Board of Directors") and the next Chairman and Vice Chairman of the Board of Directors.  The disclosures contained in Item 6 of this Schedule 13D with respect to the Voting Agreement and AGOE are incorporated herein by reference. The Reporting Person was Chairman of the Board of Directors of the Issuer from April 2013 until the AGOE.
Subject to the terms of the Voting Agreement, the Reporting Person may from time to time directly or indirectly acquire, purchase or sell the Common Shares in the open market or in privately negotiated or other transactions, as the Reporting Person may determine at any such time based upon their evaluation of the Issuer's businesses and prospects, price levels of the Common Shares traded on the BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros ("BM&FBovespa"), conditions in the securities and financing markets, in the Issuer's industry and markets, and the economy in general, regulatory developments affecting the Issuer and its industry and

3	Reflects an amount in Brazilian Reais. On April 26, 2018, the exchange rate was R$3,4612 to $1.00, the U.S. Dollar, as published by the Central Bank of Brazil (Banco Central do Brasil).

markets, the opportunities for other investments and other factors deemed relevant. In addition, subject to the terms of the Voting Agreement, the Reporting Person may from time to time have discussions with the Issuer's management, directors, and other stockholders and third parties regarding (i) their investment in the Issuer and (ii) influencing the strategy, business, governance, board of directors and management of the Issuer.

Item 5. Interest in Securities of the Issuer.
(a, b) The ownership percentages set forth below are based on 811,139,545 Common Shares outstanding as of December 31, 2017, as reported in the Issuer's Form 6-K filed on February 23, 2018.
Mr. Diniz may be deemed to be the beneficial owner of 31,880,431 Common Shares, representing 3.93% of the outstanding Common Shares.
The Reporting Person does not own any Common Shares in the form of ADSs.
The Reporting Person has, directly or indirectly through the affiliated entities described herein, (1) the sole power to vote or direct the vote and (2) the sole power to dispose or direct the disposition of all of the Common Shares that he may be deemed to beneficially own.

The disclosures contained in Items 3 and 6 of this Schedule 13D are incorporated herein by reference.
(c) On April 5, 2018, the Reporting Person received a donation of 100 Common Shares.  Except as set forth herein, the Reporting Person has not effected any transactions in Common Shares within the past 60 days
(d) Not applicable.
(e) As a result of entering into the Voting Agreement (as defined below), the Reporting Person may have been deemed to have been a member of a group with the other Shareholders (as defined below) for purposes of Rule 13d-5 under the Securities Exchange Act of 1934, as amended (the "Act").  On April 26, 2018, upon closure of the AGOE, the Voting Agreement terminated.  To the extent the Reporting Person was deemed to have been a member of any such group with the other Shareholders, as of April 26, 2018, upon termination of the Voting Agreement, the Reporting Person ceased to be the beneficial owner of more than five percent of the outstanding Common Shares.
Item 6. Contracts Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
On February 24, 2018, Caixa de Previdência dos Funcionários do Banco do Brasil - Previ ("Previ") and Fundação Petrobrás de Seguridade Social - Petros ("Petros") sent a notice to the Board of Directors requiring it, under Brazilian law, to convene an Extraordinary General Shareholders Meeting in order to deliberate the following: (i) dismissal of all members of the Issuer's Board of Directors; (ii) approval of a 10-member format to constitute the Board of Directors; (iii) election of new members to occupy the positions of the Board of Directors; and (iv) election of the Chairman and Vice-Chairman of the Board of Directors.  The Board of Directors called for an Ordinary and Extraordinary General Shareholders' Meeting to be held on April 26, 2018 (the "AGOE").
On April 19, 2018, a Voting Agreement (the "Voting Agreement") was executed by and between the shareholders Previ, Petros, investment funds represented by their manager Tarpon Gestora de Recursos S.A. ("Tarpon") and the Reporting Person, as holders, directly and indirectly, of 32.80% of the Common Shares issued by the Issuer (collectively, the "Shareholders"), according to which they agreed to vote with the totality of shares held by them and by their affiliates, irrevocably and irreversibly, at the matters described below, to be resolved at the AGOE:
(i) Approval of the new number of 10 members to compose the Board of Directors;
(ii) In case of adoption of the cumulative voting process for election of the members of the Board of Directors of the Issuer:
(ii.a) To vote in such a way as to elect the following members: Messrs. Pedro Pullen Parente, Francisco Petros Oliveira Lima Papathanasiadis, Walter Malieni Jr. and Flávia Buarque de Almeida, all for a 2 (two) year term of office as of the AGOE;
(ii.b) In case they still had votes to elect other members, to vote on the following candidates, in the following order: Messrs. Augusto Marques da Cruz Filho, Roberto Rodrigues, José Luiz Osório, Roberto Antonio Mendes, Dan Ioschpe and Luiz Fernando Furlan, also for a 2 (two) year term of office as of the AGOE;

(iii) In case the cumulative voting process was not adopted, to vote as to elect the following candidates to comprise the totality of members of the Board of Directors of the Issuer: Messrs. Pedro Pullen Parente, Francisco Petros Oliveira Lima Papathanasiadis, Walter Malieni Jr., Flávia Buarque de Almeida, Augusto Marques da Cruz Filho, Roberto Rodrigues, José Luiz Osório, Roberto Antonio Mendes, Dan Ioschpe and Luiz Fernando Furlan, all for 2 (two) year term of office as of the AGOE;
(iv) In case any of the candidates listed above could not be elected, for any reason or did not accept the nomination, the Shareholders could elect, in substitution, Mr. Vasco Augusto Pinto da Fonseca Dias Junior; and
(v) To vote in the following candidates to occupy the positions of Chairman and Vice-Chairman of the Board of Directors: Messrs. Pedro Pullen Parente and Augusto Marques da Cruz Filho, respectively.
Regarding the item of the AGOE related to the deliberation of the dismissal of the current members of the Board of Directors, the Shareholders Petros, Previ and Tarpon, including their affiliates, agreed to vote for their removal.
The Shareholders also agreed not to exercise their right to request the cumulative voting process at the AGOE. Furthermore, all requests and nominations for the election of the members of the Board of Directors previously presented to the Issuer by the Shareholders that are contrary to the terms of the Voting Agreement were revoked.
On April 26, 2018, at the AGOE, (a) Mr. Augusto Marques da Cruz Filho, Mr. Dan Ioschpe, Ms. Flávia Buarque de Almeida, Mr. Francisco Petros Oliveira Lima Papathanasiadis, Mr. José Luiz Osório, Mr. Luiz Fernando Furlan, Mr. Pedro Pullen Parente, Mr. Roberto Antonio Mendes, Mr. Roberto Rodrigues and Mr. Walter Malieni Jr. were elected to the Issuer's Board of Directors, and (b) Messrs. Pedro Pullen Parente and Augusto Marques da Cruz Filho were elected Chairman and Vice-Chairman, respectively.
The Voting Agreement was valid exclusively for the resolution on the matters related to removal, composition and election of the members of the Board of Directors, as well as for the election of the Chairman and Vice-Chairman of such body in the AGOE. On April 26, 2018, immediately after the closure of the AGOE, the Voting Agreement automatically terminated.
By virtue of the Voting Agreement, the Shareholders may have been deemed to be members of a group (within the meaning of Rule 13d-5 under the Act) with respect to voting of the Common Shares at the AGOE.  As of April 19, 2018, the Shareholders collectively beneficially owned Common Shares representing approximately 32.80% of the outstanding Common Shares.  However, the filing of this Schedule 13D shall not be deemed an admission that the Reporting Person and the other Shareholders are or were members of any such group.
Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an acknowledgment or admission that the Reporting Person or any its affiliates is the beneficial owner of any of the Common Shares beneficially owned by any other person, including the other Shareholders, for purposes of Section 13(d) of the Act or for any other purpose.  The Reporting Person is responsible for the completeness and accuracy of the information concerning the Reporting Person contained herein, but is not responsible for the completeness and accuracy of the information concerning any other person, including the other Shareholders, contained herein.
The disclosure herein is made solely for purpose of compliance with U.S. securities law and regulation and not for any other purpose, including purposes under Brazilian law and regulation.
Item 7. Material to Be Filed as Exhibits

Exhibit No.	Title

Exhibit A:	Voting Agreement

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth herein is true, complete and correct.

Dated: April 30, 2018	ABÍLIO DOS SANTOS DINIZ

	By:	/s/ Abílio dos Santos Diniz